EXHIBIT 3.4

                            CERTIFICATE OF AMENDMENT
                      OF RESTATED ARTICLES OF INCORPORATION
                                       OF
                                    NUTRACEA

The undersigned, duly elected President and Secretary of NutraCea (the "Company"), hereby certify as follows:

We are the President and the Secretary, respectively, of NutraCea, a California corporation.

Article Three of the Restated Articles of Incorporation is hereby amended to read in full as follows:

As of this date and as contemplated in Sec.903(a)(2), Cal. Corp. Code, the Corporation hereby reverse splits all previously issued Common Stock on the basis of one-for-ten (1-for-10) shares.

The Corporation is hereafter authorized to issue two (2) classes of shares of stock designated respectively "Common Stock" and "Preferred Stock". The total number of shares of Common Stock that this Corporation is authorized to issued is one hundred million (100,000,000) and the total number of shares of Preferred Stock that this Corporation is authorized to issued is twenty million (20,000,000).

The Preferred Stock may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the Board of Directors.

The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporation Code. The total number of outstanding common shares of the corporation is 29,507,888 and the total number of outstanding Series A Preferred Stock of the corporation is 2,094,707. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%) of the total outstanding shares voting as a single class and more than fifty percent (50%) of the common stock voting separately.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: October 20, 2003                         /s/ John Howell
                                                --------------------------------
                                                John Howell, President

                                                /s/ Edward Newton
                                                --------------------------------
                                                Edward Newton, Secretary


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